UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-232690) and Form S-8 (File No. 333-226457) of Autolus Therapeutics plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Sales Agreement

On September 18, 2020, Autolus Therapeutics plc (the “Company”) entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”), pursuant to which the Company may issue and sell American Depositary Shares of the Company (the “ADSs”), each representing one fully paid ordinary share of the Company, $0.000042 nominal value per share, having aggregate offering sales proceeds of up to $100,000,000, from time to time, in an at-the-market offering pursuant to which Jefferies will act as sales agent and/or principal (the “Agent”).

Subject to the terms and conditions of the Sales Agreement, Jefferies has agreed to use its commercially reasonable efforts, consistent with its normal trading and sales practices and applicable law and regulations and the rules of Nasdaq, to sell all of the ADSs so designated by the Company as agent subject to, and in accordance with the information specified in a written notice from the Company. The sales, if any, of the ADSs under the Sales Agreement, will be made (i) in negotiated transactions with the consent of the Company or (ii) by any other method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including block transactions, sales made directly on the Principal Market (as defined in the Sales Agreement) or sales made into any other existing trading market of the ADSs. The Sales Agreement provides that the commission payable to Jefferies for sales of the ADSs with respect to which Jefferies acts as sales agent shall be 3.0% of the gross sales price for such ADSs sold pursuant to the Sales Agreement.

The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and Jefferies have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. Jefferies and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-232690), as supplemented by the prospectus supplement dated September 18, 2020, relating to the sale of the ADSs.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 hereto and is incorporated by reference herein.

A copy of the opinion of Cooley (UK) LLP relating to the validity of the securities to be issued pursuant to the Sales Agreement is filed herewith as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such state or jurisdiction.

Press Release

On September 18, 2020, the Company issued a press release announcing additional data from its ALEXANDER Phase 1/2 clinical trial of AUTO3 in adult diffuse large B-cell lymphoma (“DLBCL”) will be presented at the ESMO Virtual Congress 2020, to be held on September 18, 2020. The Company will host a conference call to discuss the additional data from its ALEXANDER trial on the date hereof at 8:00 AM Eastern Time, and a live webcast of the call will be available through the investor relations section of the Company’s website. A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

1.1	Sales Agreement, dated as of September 18, 2020, by and between the Company and Jefferies LLC.

5.1	Opinion of Cooley (UK) LLP.

23.1	Consent of Cooley (UK) LLP (included in Exhibit 5.1).

99.1	Press release dated September 18, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: September 18, 2020	By:	/s/ Christian Itin
	Name	Christian Itin, Ph.D.
	Title:	Chief Executive Officer